Exhibit 99.5
USA Trim Sean Gadd, General Manager - Trim 1 October 2009

2 Strategy Trim US market size and split Why Trim is important Value proposition Manufacturing Current business performance Product development Technology development Agenda

3 Strategy Establish HardieTrim(r) as the dominant trim of choice on James Hardie sided homes Strategic objectives 90% Category share on James Hardie sided homes 100% Trim on the home Strategic Initiatives Full wrap Trim solution for all segments Product mix shift Best practice installation Product development HardieTrim(r) Strategy, Objectives, Initiatives

4 The US trim market represents approximately 1 billion square feet James Hardie holds (NAHB 2007) ~7% market share ~15% non-wood share and ~95% category share Market Fiber Cement Cellular PVC ( Azek , Versatex , CertainTeed, Koma , Kleer ) Source: NAHB Trim Market Splits, 2007 Solid wood Plywood/LVL Hardboard/MDF Stucco Urethane/Polyurethane plastic Vinyl Fiber cement Cellular PVC or solid vinyl Wood/Plastic composite Other (1%) (2%) (3%) (25%) (2%) (51%) (7%) (5%) (3%) Composite (Including Miratec) Fiber Cement Cellular PVC ( Azek , Versatex , CertainTeed, Koma , Kleer ) Source: NAHB Trim Market Splits, 2007 Solid wood Plywood/LVL Hardboard/MDF Stucco Urethane/Polyurethane plastic Vinyl Fiber cement Cellular PVC or solid vinyl Wood/Plastic composite Other (1%) (2%) (3%) (25%) (2%) (51%) (7%) (5%) (3%) Composite (Including Miratec)

5 Based on weather condition, such as humidity, UV, temperature fluctuation 7 Regional Market Differences

6 Trim can make up to 25% of a home in terms of SQFT Trim enables Hardie to fulfill the low maintenance value proposition of a full fiber cement exterior home Trim enables the C+ bundle by removing the site painter Trim enables a differentiated look through design Why Trim?

7 Current Trim Performance Trim Volume & Attachment Rate FY08-Q3 FY08-Q4 FY09-Q1 FY09-Q2 FY09-Q3 FY09-Q4 FY10-Q1 Volume Attachment Rate

8 Value proposition against wood and wood composites Full wrap fiber cement exterior Common maintenance cycles Common substrates, common look Reduced life cycle costs (does not twist, rot or warp) Single sourced warranty Value proposition against PVC Full wrap fiber cement against a vinyl home Look and beauty of wood with the durability of fiber cement Reduced life cycle costs (does not twist, rot or warp) Value Proposition of Color Trim and full wrap exterior HardieZone(tm) Value Proposition

9 Three Technology Trims to match climactic requirements of the US Competing against very expensive PVC solutions and inexpensive wood solutions which are driven by strong discounting Manufactured in three plants: Cleburne Peru Developing capability in Reno Trim Manufacturing

Trim Product Development

James Hardie

- 5/4 textured board
- Fascia
- 12’ Trim lengths on all technologies
- Crown Molding and other shapes







HardieTrim ®
5th PRODUCT LINE EXTENSION (SHAPES)
4th 12' LENGTHS, CONCEALED NAILS
3nd FLEX FORMULATIONS
2nd FINISHED SURFACE, EASED EDGES
THE JAMES HARDIE INNOVATION PATH
1st FC TRIM, COLORPLUS TECHNOLOGY
Engineered for freezing wet climates
12' lengths
HardieTrim ® Concealed Nails
HardieTrim ® Fascia
HardieTrim ® Crown Molding

10

11 Trim Technology enables JH to move down the innovation path that we are on due to the technology that we have It's important for us to continue to innovate to grow our product opportunity and help it deliver the market opportunity We believe we have an advantaged position with our siding and Trim package so we think we should have Trim on every house We are 1/3 of the way there Trim Technology Development

12 Full wrap Trim solution for all building segments Product mix solutions to the builder Best practice installations on Trim to provide a better looking home Continued product development to build greater opportunity in the market Go Forward